Exhibit 12.1

The Manitowoc Company, Inc.

Statement of Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratio data)

	Six Month Period
	Ended June 30,	For the Year Ended December 31,
	2012	2011	2010		2009	2008	2007

Earnings from continuing operations before income taxes (1)(2)	$65.7	$37.4	$(43.7)		$(678.8)	$79.2	$436.9
Fixed charges	79.1	172.2	210.1		218.0	65.6	45.5
Total earnings available for fixed charges	$144.8	$209.7	$166.4		$(460.8)	$144.8	$482.4

Fixed charges:
Interest expense	$66.8	$146.7	$175.0		$173.9	$51.6	$35.1
Amortization of deferred financing costs (3)	4.1	10.4	22.0		28.8	2.5	1.1
Portion of rent deemed interest factor (4)	8.2	15.1	13.1		15.3	11.5	9.3
Total fixed charges	$79.1	$172.2	$210.1		$218.0	$65.6	$45.5

Ratio of earnings to fixed charges	1.8x	1.2x		(a)	(b)	2.2x	10.6x

Notes for explanations:

(1)					2009 amounts include the impact of $666.7 million of non-cash impairment charges.

(2)

2010 and 2009 amounts have been revised to correct errors identified in 2011 relating to these periods. See Note 1 to the Company’s consolidated financial statements included in the Company’s 2011 Form 10-K for a further discussion of these revisions.

(3)					Amortization of deferred financing costs was included in interest expense in the Company’s Consolidated Statement of Operations prior to 2009:

Interest expense per Consolidated Statements of Operations	$66.8	$146.7	$175.0		$173.9	$54.1	$36.2
Less amortization of deferred financing costs	—	—	—		—	2.5	1.1
Interest expense	$66.8	$146.7	$175.0		$173.9	$51.6	$35.1

(4)					One third of all rent expense is deemed representative of the interest factor.

(a)

Due to our loss for the year ended December 31, 2010, we did not have earnings adequate to cover fixed charges, and the ratio of earnings to fixed charges therefore has not been presented for that period. The coverage deficiency necessary for the ratio of earnings to fixed charges to equal 1.0x (one-to-one coverage) was $43.7 million for the year ended December 31, 2010.

(b)

Due to our loss for the year ended December 31, 2009, we did not have earnings adequate to cover fixed charges, and the ratio of earnings to fixed charges therefore has not been presented for that period. The coverage deficiency necessary for the ratio of earnings to fixed charges to equal 1.0x (one-to-one coverage) was $678.8 million for the year ended December 31, 2009.